Curtis, Mallet-Prevost, Colt & Mosle llp

Attorneys and Counsellors at LAw
Frankfurt Milan	101 Park Avenue	Telephone 212-696-6000
Houston Muscat	New York, New York 10178—0061	Facsimile 212-697-1559
Istanbul Paris		E-Mail info@curtis.com
London Stamford		Internet
Mexico City		www.curtis.com
July 23, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. David L. Orlic, Attorney-Advisor

Re:	Flextronics International Ltd.
Schedule TO
Filed on July 14, 2009
File No. 005-46275
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comment raised in the letter dated July 20, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Michael M. McNamara, Chief Executive Officer of the Company. Set forth below is the Company’s response to the Staff’s comment. To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response from the Company.
General
1.	The offer document indicates that you will not accept elections and withdrawals delivered by physical means (i.e., inter-office mail, hand-delivery, U.S. mail or other post or delivery service). Please advise how you determined that prohibiting physical delivery of elections and withdrawals is appropriate. We may have further comment upon reviewing your response.

curtis, mallet-prevost, colt & mosle llp		Mr. David L. Orlic
Attorneys and Counsellors at Law	Page 2	July 23, 2009
     Response:
     The Company respectfully submits that the permitted methods for delivering elections and withdrawals in its options exchange offer (i.e., transmission through an Internet based exchange offer website and e-mail and facsimile transmissions) is appropriate for the following reasons. The delivery methods are consistent with the guidance issued by the Securities and Exchange Commission in its May 9, 1996 Interpretive Release (Release No. 33-7288) on the use of electronic media for the delivery of information. The employees who are eligible to participate in the exchange offer have regular access to computers with Internet and email capacity and access, and regularly receive and send Company related communications via e-mail (both from within and outside the Company’s offices), in the ordinary course of their employment. In addition to Internet based and email delivery (which are the only delivery methods permitted by an issuer in a recent exchange offer transaction), the Company is permitting employees to deliver elections and withdrawals by facsimile. The Company determined that facsimile transmission is an acceptable paper alternative to Internet and e-mail transmission because fax machines are widely and internationally available, and the eligible employees also have access to fax machines in the ordinary course of their employment. The Company notes that, as compared to other forms of physical delivery (including hand delivery and inter-office mail), facsimile transmission expedites the delivery of election and withdrawal forms to the appropriate recipient, especially considering that the eligible employees are located in offices throughout the world. Finally, the Company notes that consistent with its business as a developer and manufacturer of communications technology products, its employees who are eligible to participate in the exchange offer are sophisticated users of electronic communications and other electronic technology. For example, in addition to email communications, the Company regularly communicates with its employees through intranet based meetings and similar services.
     In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-8892 or Valarie A. Hing at 212-696-6943.
Very truly yours,
/s/ Danny E. Phillips
Danny E. Phillips

cc:	Michael M. McNamara, Flextronics International Ltd.
Paul Read, Flextronics International Ltd.
Valarie A. Hing, Curtis, Mallet-Prevost, Colt & Mosle LLP

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
July 23, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. David L. Orlic, Esq., Attorney-Advisor
Re:	Flextronics International Ltd. Schedule TO Filed on July 14, 2009 File No. 005-46275
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated July 20, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Paul Read
Paul Read
Chief Financial Officer